Exhibit 99.1
Approval of merger between Shinhan Life Insurance and Orange Life Insurance

On December 23, 2020, the board of directors of each of Shinhan Life Insurance Co., Ltd. (“Shinhan Life”), a wholly-owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”), and Orange Life Insurance, Ltd. (“Orange Life”), another wholly-owned subsidiary of Shinhan Financial Group, have resolved to approve the merger between Shinhan Life and Orange Life (the “Transaction”). The Transaction has also been approved at the extraordinary general meeting of shareholders of each of Shinhan Life and Orange Life on the same date. The details of the Transaction are as follows:

1. Name of the company after the Transaction: Shinhan Life Insurance Co., Ltd.

2. Expected completion date of the Transaction (effective date): July 1, 2021 (tentative)

   - Completion of the Transaction is subject to regulatory approvals, and accordingly the date is subject to change.

For further details, please refer to disclosures filed by both Shinhan Life and Orange Life on the date hereof on the Korea Data Analysis, Retrieval and Transfer System.

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